CALCULATION OF REGISTRATION FEE

Title of each class of securities offered	Proposed maximum aggregate offering price(1)	Amount of registration fee
Medium Term Notes, Series B – Fixed Rate/Floating Rate due June 29, 2022	$10,000,000	$1,159.00

(1) The maximum aggregate offering price relates to an additional $10,000,000 of securities offered and sold pursuant to this Pricing Supplement dated June 27, 2017 amending the Pricing Supplement dated June 26, 2017 to Registration Statement No. 333-202281.

Pricing Supplement dated June 27, 2017 amending the Pricing Supplement dated June 26, 2017 (To Prospectus dated February 25, 2015 and Prospectus Supplement dated February 26, 2015)

TOYOTA MOTOR CREDIT CORPORATION

Medium-Term Notes, Series B - Fixed Rate/Floating Rate

Capitalized terms used in this Pricing Supplement that are defined in the accompanying Prospectus Supplement shall have the meanings assigned to them in the accompanying Prospectus Supplement.

CUSIP: 89236TEA9

Principal Amount (in Specified Currency): $35,000,000

Initial Trade Date: June 26, 2017

Original Issue Date: June 29, 2017

Stated Maturity Date: June 29, 2022

Interest: The Notes will initially bear interest at a fixed rate of 2.125% per annum from the Original Issue Date to but excluding June 29, 2020. Thereafter, the Notes will bear interest at the Floating Rate.

Interest Payment Dates: Each March 29, June 29, September 29, and December 29, beginning September 29, 2017

Issue Price: 100.00% of Principal Amount

Net Proceeds to Issuer: 99.70% of Principal Amount

Agent’s Discount or Commission: 0.30% of Principal Amount

The Agent or its affiliates will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes. The Agent and its affiliates expect to realize a profit in connection with these swap transactions. See “Use of Proceeds and Hedging” below.

Agent: Barclays Capital Inc.

Agent’s Capacity: Principal

Interest Calculation:

Fixed Rate:

Fixed Interest Rate: 2.125% per annum

Fixed Rate Commencement Date: Original Issue Date

Fixed Rate Period: Original Issue Date to but excluding June 29, 2020

Floating Rate:

Floating Interest Rate Basis: LIBOR

Designated LIBOR Page: Reuters Page “LIBOR01”

Floating Rate Period: June 29, 2020 to but excluding Stated Maturity Date

Spread (+/-): + 0.25%

Spread Multiplier: N/A

Index Maturity: 3 month

Index Currency: U.S. Dollars

Maximum Interest Rate: N/A

Minimum Interest Rate: 0.00%

Interest Reset Dates: During the Floating Rate Period, each March 29, June 29, September 29, and December 29, beginning June 29, 2020

Interest Determination Date: The second London Banking Day preceding each Interest Reset Date

Day Count Convention: 30/360

Business Days: New York, London

Business Day Convention: Following, unadjusted

Redemption: N/A

Redemption Dates: N/A

Notice of Redemption: N/A

Repayment: N/A

Optional Repayment Date(s): N/A

Repayment Price: N/A

Original Issue Discount: See “United States Federal Income Taxation” below.

Specified Currency: U.S. dollars

Minimum Denominations: $1,000 and $1,000 increments thereafter

Form of Note: Book-entry only

Calculation Agent: Barclays Bank PLC

RISK FACTORS

Investing in the Notes involves a number of risks. See the risks described in “Risk Factors” beginning on page S-2 of the accompanying Prospectus Supplement and those set forth below. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

The Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

The interest you earn on the Notes will never exceed 2.125% per annum during the Fixed Rate Period and 3-month LIBOR plus 0.25% following June 29, 2020. The interest that you receive on the Notes may be less than the return you could earn on other investments.

Inclusion Of Projected Profit From Hedging Is Likely To Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Agent is willing to purchase the Notes in secondary market transactions will likely be lower than the Issue Price, because the Issue Price included, and secondary market prices are likely to exclude, the projected profit included in the cost of hedging the obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by the Agent, as a result of dealer discounts, mark-ups or other transaction costs.

United States Federal Taxation

This discussion applies only to initial investors in the Notes who purchase the Notes at the “issue price,” which will equal the first price at which a substantial amount of the Notes is sold to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). Any consequences resulting from the Medicare tax on investment income are not addressed in this discussion or the section of the Prospectus Supplement entitled “United States Federal Taxation.”

The Notes will be treated as “variable rate debt instruments” that provide for a single fixed rate followed by a qualified floating rate (“QFR”) for U.S. federal income tax purposes. Under the Treasury Regulations applicable to variable rate debt instruments, the Notes may be treated as issued with original issue discount (“OID”).

In order to determine the amount of qualified stated interest (“QSI”) and OID in respect of the Notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the Notes, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which will generally be the value of that QFR as of the issue date of the Notes), as described under “United States Federal Taxation—Tax Consequences to U.S. Holders—Floating Rate Notes” in the accompanying Prospectus Supplement. The rules described under “United States Federal Taxation—Tax Consequences to U.S. Holders—Original Issue Discount Notes” in the accompanying Prospectus Supplement are then applied to the equivalent fixed rate debt instrument for purposes of calculating the amount of OID on the Notes. Under these rules, the Notes will generally be treated as providing for QSI at a rate equal to the lowest rate of interest in effect at any time under the equivalent fixed rate debt instrument, and any interest in excess of that rate will generally be treated as part of the stated redemption price at maturity and, therefore, as giving rise to OID. Whether the Notes are issued with OID, and the amount thereof, will be determined as of the issue date. For the QSI and the amount of OID (if any) on a note, please contact Toyota Motor Credit Corporation at tmcc_structured_notes@toyota.com, tfs_treasury_operations@toyota.com, (310) 468-4076.

QSI on the Notes will generally be taxable to a U.S. Holder (as defined in the accompanying Prospectus Supplement) as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s method of tax accounting. If the Notes are issued with OID, a U.S. Holder will be required to include the OID in income for federal income tax purposes as it accrues, in accordance with a constant-yield method based on a compounding of interest. If the Notes are not issued with OID, all stated interest on the Notes will be treated as QSI and will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s method of tax accounting. If the amount of interest a U.S. Holder receives on the Notes in a calendar year is greater than the interest assumed to be paid or accrued under the equivalent fixed rate debt instrument, the excess is treated as additional QSI taxable to the U.S. Holder as ordinary income. Otherwise, any difference will reduce the amount of QSI the U.S. Holder is treated as receiving and will therefore reduce the amount of ordinary income the U.S. Holder is required to take into income.

Upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition (other than any amount attributable to accrued QSI, which will be treated as a payment of interest) and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the cost of the Note to the U.S. Holder, increased by the amounts of OID (if any) previously included in income by the U.S. Holder with respect to the Note and reduced by any payments other than QSI received by the U.S. Holder. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition.

Under current law Non-U.S. Holders (as defined in the accompanying prospectus supplement) generally will not be subject to U.S. federal withholding or income tax with respect to interest (or OID, if any) paid on and amounts received on the sale, exchange or retirement of the Notes if they comply with applicable certification requirements. Special rules apply to Non-U.S. Holders whose income on the Notes is effectively connected with the conduct of a U.S. trade or business or who are individuals present in the United States for 183 days or more in a taxable year.

As discussed in the section of the accompanying Prospectus Supplement entitled “United States Federal Taxation,” withholding under legislation commonly referred to as “FATCA” (if applicable) will generally apply to amounts treated as interest paid with respect to the Notes and to the payment of gross proceeds of a disposition (including a retirement) of the Notes. However, under a recent Internal Revenue Service notice, withholding under “FATCA” will apply to payments of gross proceeds (other than amounts treated as interest) only with respect to dispositions after December 31, 2018. You should consult your tax adviser regarding the potential application of “FATCA” to the Notes.

For other U.S. federal income tax consequences of owning and disposing of the Notes, please see the section of the accompanying Prospectus Supplement entitled “United States Federal Taxation.” Investors in the Notes should also consult their tax advisers regarding the U.S. federal income tax consequences of the ownership of the Notes in their particular circumstances, as well as any state, local, non-U.S. or other U.S. federal taxes that may be relevant to their ownership of the Notes.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying Prospectus Supplement.

To provide a hedge to TMCC, an affiliate of Barclays Capital Inc. will enter into a swap agreement with TMCC. Under the swap agreement, TMCC will make payments linked to the London interbank offered rate in respect of a notional principal amount equal to the aggregate principal amount of the Notes during the term of the Notes in exchange for receiving payments equal to interest due in respect of the Notes from the affiliate of Barclays Capital Inc.

LEGAL MATTERS

In the opinion of the General Counsel of TMCC, when the Notes offered by this Pricing Supplement and the accompanying Prospectus Supplement have been executed and issued by TMCC and authenticated by the trustee pursuant to the Indenture, dated as of August 1, 1991, between TMCC and The Bank of New York Mellon Trust Company, N.A. (“BONY”), as trustee, as amended and supplemented by the First Supplemental Indenture, dated as of October 1, 1991, among TMCC, BONY and Deutsche Bank Trust Company Americas (“DBTCA”), formerly known as Bankers Trust Company, as trustee, the Second Supplemental Indenture, dated as of March 31, 2004, among TMCC, BONY and DBTCA, and the Third Supplemental Indenture, dated as of March 8, 2011, among TMCC, BONY and DBTCA (collectively, and as the same may be further amended, restated or supplemented, the “Indenture”), and delivered against payment as contemplated herein, such Notes will be legally valid and binding obligations of TMCC, enforceable against TMCC in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws), and by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding at law or in equity. This opinion is given as of the date hereof and is limited to the present laws of the State of California and the State of New York. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and its authentication of the Notes and the enforceability of the Indenture with respect to the trustee and other matters, all as stated in the letter of such counsel dated February 25, 2015 and filed as Exhibit 5.1 to TMCC’s Registration Statement on Form S-3 (File No. 333-202281) filed with the Securities and Exchange Commission on February 25, 2015.